Exhibit 3.31

CERTIFICATE OF FORMATION

OF

PNK DEVELOPMENT 7, LLC

This Certificate of Formation of PNK Development 7, LLC is being duly executed and filed by the undersigned, as an authorized person, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company is PNK Development 7, LLC.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of PNK Development 7, LLC this 3rd day of January, 2006.

/s/ John A. Godfrey
John A. Godfrey, Authorized Person